Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

06016972

SEC MAIL PROCESSING RECEIVED SEP 18 2006 WASH. D.C. 213 SECTION

5 September 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

Enc.

cue

Cue Energy Resources Limited

GOOD OIL CONFERENCE 2006

PRESENTATION
5 SEPTEMBER 2006

CUE ENERGY STATISTICS

Cue Energy Resources Limited

20 Largest Shareholders
25 August 2006

	Shareholder	Ordinary Shares	%
1	Todd Petroleum Mining Company Limited	135,919,429	22%
2	Octanex NL	36,380,140	6%
3	Todd Tasman Oil Ltd	21,600,000	3%
4	ANZ Nominees Limited	13,494,865	2%
5	National Nominees Limited	10,222,133	2%
6	Westpac Custodian Nominees Limited	10,034,428	2%
7	Portfolio Securities Pty Ltd	10,000,000	2%
8	JP Morgan Nominees Australia Limited	9,142,992	1%
9	Berne No 132 Nominees Pty Ltd	7,650,600	1%
10	Independent Asset Management Pty Limited	6,000,000	1%
11	Ernest Geoffrey Albers	5,302,140	1%
12	Citicorp Nominees Pty Limited	5,253,785	1%
13	DSB Vickers Securities (Singapore) Pte Ltd	4,350,000	1%
14	Bronwyn Beder & Colin MacEwan	3,350,000	1%
15	BRC Australia Pty Ltd	3,325,000	1%
16	Trust Company of Australia Ltd	3,230,000	1%
17	Cogent Nominees Pty Ltd	2,614,000	0%
18	Mirek Haas Pty Ltd	2,250,000	0%
19	Starwide Investments Pty Ltd	2,000,000	0%
20	First NZ Capital Custodians Limited	1,897,165	0%
		294,016,677	47%
		Total Shares	628,239,007

Shareholders	**6,456**
Listings	**Australia/PNG**
Ordinary Shares	**628.2 Million**
Top 20 Shareholders	**291 Million Shares**
Market Capitalisation @ A0.16 cents	**A100 Million**
Cash at 31 July 2006	**A$23 Million**
No Debt	
Australian Registered Company	
Employees	**6**

... top 20 shareholders = 47%

... cash in bank

... no debt

Cue Energy Resources Limited

DIRECTORS & EXECUTIVES

NON EXECUTIVE CHAIRMAN

Richard Tweedie LL.B — MD Todd Energy NZ – 25% of shares

NON EXECUTIVE DIRECTORS

Geoffrey Albers LL.B — Founder - 6.6% of shares

Ken Hoolihan M Sc (Hons) — Exploration Manager Todd

Leon Musca LL.B — Lawyer - 1.6% of shares

CHIEF EXECUTIVE OFFICER

Bob Coppin B Sc (Hons) — 40 years experience, oil & gas
Joined Cue 1994

CHIEF FINANCIAL OFFICER

Andrew Knox B Com — 24 years experience, oil & gas
Joined Cue 1994

EXPLORATION MANAGER

Chris Kernick B Sc (Hons) — 22 Years experience, oil & gas
Joined Cue 2005

... very experienced team

CORPORATE PLAN

... Australiasia & SE Asia Focus

EXPLORATION

- Quality existing areas

▲

APPRAISAL

- Wortel
- Jeruk potential
- Manaia
- PNG gas discoveries

▲

DEVELOPMENT

- Rapidly increasing production income expected
- Oyong Field
- Maari Field

▲

PRODUCTION

- SE Gobe oil provides base income

... balanced portfolio

Cue Energy Resources Limited

CUE HYDROCARBON INVENTORY

... future gas potential

GAS RESOURCES



160 BCF Maple/Cash (Aust)
4 BCF SE Gobe (PNG)
97 BCF Kimu (PNG)
12 BCF 2P* Oyong (Indonesia)
120 BCF Barikewa (PNG)

OIL RESERVES



0.38 mmbls (2P) SE Gobe (PNG)
0.75 mmbls (2P*) Oyong (Indonesia)
2.5 mmbls (2P) Maari (New Zealand)

* Cue estimate after government take

... drives cash flow increase

Cue Energy Resources Limited

NET OIL PRODUCTION FORECAST



□SE Gobe# ▣ Oyong¤ □ Maari#
Barrels of Oil Per Year
x 1000
Barrels of Oil Per Day
900
800
700
600
500
400
300
200
100
0
1500
1000
500
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
... gas potential post 2009

\# Cue estimate

¤ Cue estimate (after government take)

... substantial cash flow increase 2007

Cue Energy Resources Limited

NET GAS PRODUCTION FORECAST



Billion Cubic Feet Per Year
Oyong Gas¤
... probable additional Wortel gas
3.5
3
2.5
2
1.5
1
0.5
0
2008
2009
2010
2011

¤ Cue estimate after government take, using contract gas price.

... added cashflow

JOINT VENTURE INTERESTS

Cue Energy Resources Limited



MALAYSIA
INDONESIA
IRIAN JAYA
PNG
Gobe Development
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
VIC
TAS
BRISBANE
SYDNEY
CANBERRA
MELBOURNE
ADELAIDE
PERTH
HOBART
PDL 3
SHP 40.149650%
Orogen 20.5%
Oil Search 15.859740%
*Santos 15.921718%
Cue 5.568892%
(SE Gobe Unit 3.285651%)
PRG 2.0%
PPL 190
*Oil Search 31.278%
Santos 31.278%
Murray 26.497%
Cue 10.947%
PRL 9
* Santos 42.553%
Oil Search 42.553%
Cue 14.894%
PRL 8
*OilSearch 44.64%
Mosaic 28.57%
Gedd 16.07%
Cue 10.72%
Sampang PSC †
* Santos 45%
SPC 40%
Cue 15%
AC/P20
*Coogee 80%
Cue 20%
WA359-P
*Cue 50%
Exoil 50%
WA360-P, 361-P
*Cue 50%
Gascorp 50%
T/37P, T/38P
* Cue 50%
Exoil 50%
PMP 38160
*OMV 69%
Todd 16%
Horizon 10%
Cue 5%

* Operator

† Prior to Indonesian Participation

... regional focus

PROJECTS

PNG
INDONESIA
NEW ZEALAND
AUSTRALIA

PAPUA NEW GUINEA

Cue Energy Resources Limited



PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
KIMU GAS FIELD
Foreland
PDL 3
PRL 9
Fold Belt
BARIKEWA GAS FIELD
PRL 8
KUTUBU PIPELINE
Mt Hagen
Goroka
Madang
Kerema
KUMUL MARINE TERMINAL
Proposed Pipeline
To Port Moresby
Proposed Pipeline
PNG-Queensland
PNG to Queensland
0
50
KILOMETRES
Port Moresby

Cue Energy Resources Limited

PAPUA NEW GUINEA

SOUTH EAST GOBE FIELD


PPL190
Makas
PPL219
Gobe Main Field
Wasuma
South East Gobe Field
PDL4
PPL206
PDL3
PDL4
SEG 10
SEG 13
SEG 14
SEG 5,6
SEG 12
SEG 2
SEG UNIT
Murray Deep
Beaver_1
Tabe
Bilip_1
PPL190
Iehi-1
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline

... provides long term base income

Cue Energy Resources Limited

PAPUA NEW GUINEA

MURRAY DEEP PROSPECT



PDL4
PPL190
Bilip_1
Murray Deep
Beaver_1
2275
2250
2125
2000
2225
PN04-219
0km
Scale
5km
Seismic Line
Depth Contour
Fault
Prospect

... significant oil upside

Cue Energy Resources Limited

PAPUA NEW GUINEA

MURRAY DEEP PROSPECT



S
Top Darai Lmst
Top Ieru Fmn
Top Toro Sst
Top Iagifu Sst
Murray Deep
Inverting basement fault
Late-Middle Jurassic
Murray Deep
Beaver_1
PN04-219

PN04-219 Seismic line

SAMPANG PSC – INDONESIA

Cue Energy Resources Limited



112°30'E
113°00'E
113°30'E
7°00'S
7°30'S
9 200 000mN
700 000mE
750 000mE
Java Sea
Madura
Madura Strait
KE Field
Arosbaya-1
Gunung Geger Outcrop
Geger-1
Lerpak-1
Lerpak Field
Konang-1
Konang-2
Jambu-1
Bangkalan
Pakaan-1st
Gigir-1
Gresik
Sekarkorong Field
Bogomiring Field
Surabaya
Sampang PSC
Sampang
Pamekasan
Camplong-1
Gulgul-1
Kecodu Barat-1
Sumberlantang-1
Amih lancak-1
Tanjung-001
Bujur Tenjah-1
Bujur Tumur-1
Durbuk-1
Prancak-1
Mandala-1
Gunung Kembar-1
Soemerep-1
Sumenep
Sebaya-1
Ketegeneh-1
Ketegeneh Field
Puteran
Genteng
MW-1
Raja
Gurita
Ubur-Ubur
Madura Offshore PSC
Maleo Field
CD-1
MDB-1
Herbras
Paus
Jalar
Persik
Wortel
Pare
MS1-1
BD-2
BD-1st3
BD Field
Wortel
Oyong
Jeruk
XX-1st
Kerawai
KE-11A
Mangga-1
Anggur Utara-1
Anggur-3
Anggur-2
Anggur-1
JERUK
JERUK - 2
Dukuh
KE-11E
Bakung
Kutika Field
Gunung-1
Kuti Field
Palungan-1/1B
Lidah Field
Sidoarjo
Wunut Field
KE-11C
Enau
KE-11HA
KE-11G
Flamboyan
28" Diameter Pipeline
Pasuruan
Grati
Probolinggo
Besuki
0
20
KILOMETRES
MALAYSIA
Sumatra
INDONESIA
Java
Location
LEGEND
3D Seismic Survey
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play

Source Santos Ltd

Cue Energy Resources Limited

OYONG DEVELOPMENT CONCEPT



Gresik
Surabaya
Madura
Oyong
Gas and Oil-Field
Wellhead
Structure
Oil Storage Tanker
Production
Barge
Trans Java Pipeline
PGN Pipeline
Grati
60 km Pipeline
Onshore
Gas Receiving Facilities
Probolinggo
Leles
East
Java

Source Santos Ltd

... two stage development

OYONG DEVELOPMENT STATUS

Cue Energy Resources Limited



Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
12.5m
10m
31m
3m
Sea Surface
Sea Floor

- Platform installed
- Development drilling completed
- Storage tanker on location
- Production barge delayed
- Capital costs ~ USD130 million gross
- Cue cost ~ USD19.5 million
- First oil production 1H 2007
- Gas Sales Agreement signed
- Gas development phase underway
- First gas production 2008

Source: Santos Ltd

Cue Energy Resources Limited

JERUK OIL DISCOVERY


5250
5250
5000
5000
5000
4750
4750
4750
4750
4750
Jeruk-4
Jeruk-2
Jeruk-1
Jeruk-3
Probable oil-water contact
Well, drilled
Potential Well
2km

Cue Mapping - Preliminary

Top Kujung Limestone Depth Structure

JERUK

Cue Energy Resources Limited



Line location
TWT
10000
15000
20000
0.000
1.000
2.000
3.000
4.000
5.000
6.000
7.000
NE
Jeruk wells (projected)
Top Kujung Fm
Jeruk

Seismic line through Jeruk Structure

Source Santos Ltd

Cue Energy Resources Limited

JERUK OIL DISCOVERY

- Shallow water ~ 42 metres, deep wells ~ 5000 metres
- Kujung limestone reservoir
- Oil flows from all three wells
- Reduced oil column ~ approximately 145 metres
- Recoverable oil less than previous Santos 170 mmbbls est
- Data being re-evaluated - complex
- Possible Jeruk 4 late in 2006/07
- Possible staged development
- Cue reduced interest for removal of farmin premium and back costs payment

... being re-evaluated

Cue Energy Resources Limited

WORTEL PROSPECT



Sampang
Pamekasan
Oyong Field
Sampang PSC
Madura Strait
Madura Offshore PSC
Wortel -1 discovery
Pare prospect
Oyong Field (3D mapping)
Gas
Gas above oil
Oil
Prospect
Prospect (up-side)
1km
Contour interval 20m

Top Mundu Reservoir Depth Structure

... potential tie into Oyong

WORTEL PROSPECT

Cue Energy Resources Limited



Line location
N
SDW-05
Top Mundu reservoir
TWT
1.5
SECS
Probable hydrocarbon indicator

SDW-05 Seismic line

Source Santos Ltd

Cue Energy Resources Limited

NEW ZEALAND

MAARI OIL FIELD



5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
Maui-4
Water depth approx
100m



Auckland
NEW ZEALAND
LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil

OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%



New Plymouth
Kaimiro
Maui
Kapuni
Kupe South
40km

... upside potential in Maari & Manaia

Cue Energy Resources Limited

MAARI DEVELOPMENT SCHEME



Wellhead Platform
Floating Production Storage Offloading (FPSO)
Anchor chains
Production and water injection wells
Subsea Production, Test, Water Injection, and Umbilical

... development underway

Source OMV New Zealand

Cue Energy Resources Limited

MAARI OIL DEVELOPMENT



CAPE EGMONT FAULT
MAARI
Maari-1A
Moki-1
(1983)
Moki-2A
(1985)
ZONE
FAULT
MANAIA
Maui-4
(1970)
KIWI

- P_{50} oil reserves ~ 50 million barrels
  - Cue share ~ 2.5 million barrels

  (area upside ~ 10-20 mmbbls)
- Capital costs ~ US$363 million gross
  - Cue capital costs ~ US$18 million
  - Increased costs expected
- Development contracts being awarded
- First oil 2Q 2008
- 35,000 bopd by 3Q 2008
  - Cue share 1,750 bopd

... substantial oil production increase

Cue Energy Resources Limited

LOCATION CARNARVON BASIN PERMITS



LEGEND
Oil Field
Gas Condensate Field
CUE Permit
0
25Km
19°
20°
116°
117°
W05-12
Offer Area
WA-359-P
WA-361-P
WA-360-P
WA-270-P
WA-269-P
WA-248-P R1
Andromeda-1
Glatton-1
Brigadier-1
Banambu-1
Gandara-1
Lacerta-1
Malus-1
Mutineer
Exeter
Hermes
Lambert
Angel
Talisman
Egret
Eaglehawk
Perseus
Cossack
Wanaea
North Rankin
Legendre
Goodwyn
Echo/Yodel
Rankin
Dockerell
Dixon
Wheatstone
Iago
Wilcox
Urania
Geryon
Pluto
Dionysus
WA-191-P R3
WA-4-L R1
WA-16-L
WA-17-L
WA-3-L
WA-4-L
WA-8-L
WA-1-P R5
191-PR3
WA-2-L R1
WA-28-P R6
WA-6-L R1
WA-208-P R2
W03-9
WA-254-P R1
WA-254-P R2
WA-209-P R2
WA-202-P R2
WA-310-P
WA-312-P
WA-330-P
WA-321-P
WA-323-P
WA-7-P R1
WA-16-R
WA-17-R
WA-253-P R1
WA-350-P
W04-9
WA-267-P
200

... large areas, on trend with discoveries

Cue Energy Resources Limited

ASHMORE CARTIER PERMIT AUSTRALIA


Location Map
Western Australia
AC/P20
Cash-Maple Field
~200km
~700km
Sunraise-
Troubadour
Evan Shoals
Bayu-Undan
Challis/ Cassini
Skua
Crux
Scott Reef
Ichthys
Brecknock
Darwin
Gas Field
Pipeline
AC/P20
Scale 200km

BASS BASIN PERMITS AUSTRALIA

Cue Energy Resources Limited


Seal 1
Toolka 1
Pipeline
Koorkah 1
King 1
Cormorant 1
Barramundi 1
Bass 1
White Ibis 1
Bass 3
T/18P R3
Yolla 1,2
T/RL-1
T/37P
Tilana 1
Bass 2
Yurongi 1
Dondu 1
Nangkero 1
Squid 1
Tarook 1
Poonboon 1
Narimba 1
Pelican 1
Pelican 5
Flinders 1
Pipipa 1
T/38P
T/39P
T/04-2
Chat 1
DUKE ENERGY INTERNATIONAL
TASMANIAN GAS PIPELINE
T/04-4
Durroon 1
T/04-3
Tasmanian Devil 1
TASMANIA
Devonport
LEGEND
Gas Condensate Field
CUE Permit
0
50km

... immediately adjacent to infrastructure

Cue Energy Resources Limited

2006
REMAINING WELL PROGRAMME

Location Well Name	Permit	Cue %	Prospect Potential (Gross Unrisked)	Indicative Timing
Indonesia – Offshore				
Wortel -1	Sampang PSC	15	~ 80 Bcf	drilling
Wortel -2	Sampang PSC	15	~100 Bcf	3Q 06
Jeruk -4	Sampang PSC	8.18	...?...mmbbls oil	4Q? 06
Papua New Guinea – Onshore				
Murray Deep -1	PPL 190	10.947	40 mmbbls	October 06

2007 ACTIVITY

Papua New Guinea

- SE Gobe oil production continues
- Possible appraisal drilling on an existing gas discovery
- Appraisal drilling?

Indonesia

- Oyong oil production begins
- Oyong/Wortel gas production development underway
- Jeruk evaluation
- Exploration and appraisal drilling?

New Zealand

- Maari platform installed
- Possible appraisal drilling?

Australia

- 3D & 2D seismic in exploration blocks

... significant ongoing activity

Cue Energy Resources Limited

WHY INVEST IN CUE

- Balanced portfolio
  - Current oil production
  - Large increase in oil production
  - Appraisal opportunities
  - Exploration drilling
  - Quality exploration acreage
  - Large gas upside

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

5 September 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Drilling Report – Wortel-1

The Wortel-1 exploration well is being drilled in the Sampang Sharing Contract, offshore East Java, Indonesia, in 42 metre water depth, approximately 7km west of the Oyong oil and gas field.

Santos, as operator, today advises that the Wortel-1exploration well encountered a gross gas column of 141 metres over the interval 1242-1383 metres in the same Early Pliocene Mundu Formation limestone as the productive reservoir in the nearby Oyong oil & gas field.

The well is located in the Sampang PSC, offshore East Java, Indonesia and is operated by Santos (Sampang) Pty Ltd. It is approximately 7km west of the Oyong oil & gas field in the same PSC.

A drill-stem test was conducted over the interval 1340-1365 metres. The well flowed at a rate of 18.5 million cubic feet per day through a 56/64" choke with a wellhead flowing pressure of 1071 psi. Condensate was produced at a rate of 4 to 5 barrels per million cubic feet. Like Oyong, the gas is sweet with no CO_2 or H_2S present.

"The results of Wortel-1 are encouraging, however further appraisal will be required to confirm the potential resource", said Santos' Managing Director, John Ellice-Flint.

Following completion of testing operations the Wortel-1 well will be plugged and abandoned as planned.

The Sedco 601 drilling rig will move to drill the Madi-1 exploration well in the neighbouring Madura Offshore PSC then, subject to partner and government approvals return to drill the Wortel -2 appraisal well in October 2006.

The participants are:

Santos (Sampang) Pty Ltd	40.5% (operator)
Singapore Petroleum Sampang Ltd	36%
Cue Sampang Pty Ltd	13.5%
PT Petrogas Oyong Jatim*	10%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

5 September 2006

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/09/2006

TIME: 10:20:39

TO: CUE ENERGY RESOURCES LIMITED

FAX NO: 03-9670-8661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

STO:Drilling Report - Wortel-1

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